Exhibit 1

Harry Winston Diamond Corporation Announces New Appointments to the Board of Directors

Toronto, Ontario, Canada, - January 15, 2008 - Harry Winston Diamond Corporation (TSX: HW: NYSE:HWD) today announced the appointments of Matthew Barrett and Micheline Bouchard to the Company’s Board of Directors. Their appointments bring the number of Board members of Harry Winston Diamond Corporation to nine.

"I am delighted to welcome both Matt and Micheline to our Board of Directors. We will benefit greatly from their expertise and experiences. We look forward to working closely with them," said Robert A.Gannicott, Chairman and Chief Executive Officer of Harry Winston Diamond Corporation. "Matt’s outstanding record of accomplishments in the banking industry and his highly-regarded understanding of global markets will add expertise as we continue to execute our growth strategy in numerous geographies and each with varied financial needs."

Mr. Gannicott added, "Micheline’s experiences gathered through her operationally-focused corporate career will be of value. In particular, her highly-regarded work in business development will be an asset in our long-term strategy planning process."

Mr. Barrett is the former Chairman and CEO of Barclays PLC. He began his career at the Bank of Montreal in 1962 and built a career at the bank where he held a variety of management positions in international banking and treasury during his 37 year tenure. He was appointed President and Chief Operating Officer in 1987. In 1989, he was appointed Chief Executive Officer and was named Chairman and Chief Executive Officer in 1990. In 1999, Mr. Barrett accepted the position of Group Chief Executive of Barclays Bank PLC and was appointed chairman in 2004. Mr. Barrett currently is a member of the Federal Reserve Bank of New York International Advisory Committee and previously served on the board of directors of Molson, Inc., and Seagram Corporation.

Ms. Bouchard is the former President and Chief Executive Officer of ART Advanced Research Technologies, a biomedical company based in Montreal. Prior to that, Ms. Bouchard was Global Corporate Vice-President, Enterprise Services at the head office of Motorola Inc. in Chicago after serving as President and Chief Executive Officer of Motorola Canada in Toronto. In addition, Ms. Bouchard served as Vice President of business development Canada and Vice President of Quebec operations during her tenure at Hewlett-Packard Canada, Ltd. Montreal.

She holds a Bachelor's degree in Applied Sciences, Engineering Physics and a Master's Degree in Applied Sciences, Electrical Engineering, both from Polytechnique, Montreal.

She currently serves on the board of directors of Telus Corporation, Citadel Group of Funds and Home Capital/Home Trust.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation (TSX: HW; NYSE: HWD) is a specialist diamond enterprise with assets in the mining and retail segments of the diamond industry. The company supplies rough diamonds to the global market from its 40% interest in the Diavik Diamond Mine, located in Canada's Northwest Territories. The company's retail division, Harry Winston, Inc., is a premier jewelry and timepiece retailer with salons in key locations including New York, Paris, London, Beijing, Tokyo and Beverly Hills. For more information, please go to www.harrywinston.com or for investor information, visit investor.harrywinston.com.

Contact:
Nancy Murray
212-245-2000
nmurray@harrywinston.com